                                UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20549

                                SCHEDULE 13D

                  Under the Securities Exchange Act of 1934


                        TRANSKARYOTIC THERAPIES, INC.
                        -----------------------------
                              (Name of Issuer)

                   COMMON STOCK, PAR VALUE $.01 PER SHARE
                   --------------------------------------
                       (Title of Class of Securities)

                                 893735-10-0
                                 -----------
                               (CUSIP Number)

                             DR. ANDREAS BREMER
                   GRAFENAUWEG 4, 6301 ZUG CH/SWITZERLAND
                             011-41-41-724-5959
                             ------------------
                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                                  Copy to:

                           Daniel L. Goelzer, Esq.
                              Baker & McKenzie
                        815 Connecticut Avenue, N.W.
                           Washington, D.C. 20006

                                JUNE 11, 1997
                                -------------
                        (Date of Event which Requires
                          Filing of this Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

         Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

         Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

CUSIP No. 053762-10-0
---------------------

--------------------------------------------------------------------------------
(1)  Name of Reporting Persons

     Biotech Target S.A.

     S.S. or I.R.S. Identification No. of Above Persons

     Not applicable : Foreign Corporation

--------------------------------------------------------------------------------
(2)  Check the Appropriate Box if a Member                              (a) [ ]
     of a Group*                                                        (b) [x]

--------------------------------------------------------------------------------
(3)  SEC Use Only


--------------------------------------------------------------------------------
(4)  Source of Funds*

     AF

--------------------------------------------------------------------------------
(5) Check box if disclosure of Legal Proceedings is Required
Pursuant to Items 2(d) or 2(e)                                              [ ]

--------------------------------------------------------------------------------
(6)  Citizenship or Place of Organization

     Panama

--------------------------------------------------------------------------------
Number of Shares                           (7)  Sole Voting Power
Beneficially Owned                              0 by Biotech Target S.A.
by Each Reporting
Person With                                -------------------------------------
                                           (8)  Shared Voting Power
                                                2,182,000 by Biotech Target,
                                                S.A.(See Item 5)

                                           -------------------------------------
                                           (9)  Sole Dispositive Power
                                                0 by Biotech Target S.A.

                                           -------------------------------------
                                           (10) Shared Dispositive Power
                                                2,182,000 by Biotech Target,
                                                S.A.(See Item 5)

--------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person

     2,182,000 shares of common stock, par value of $.01 per share
     (See Item 5)

--------------------------------------------------------------------------------
(12) Check Box if the Aggregate Amount in Row (9)
     Excludes Certain Shares*                                               [ ]

--------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (9)

     11.9%

--------------------------------------------------------------------------------
(14) Type of Reporting Person*

     CO

CUSIP No. 053762-10-0
---------------------

--------------------------------------------------------------------------------
(1)  Name of Reporting Persons

     BB Biotech AG

     S.S. or I.R.S. Identification No. of Above Persons

     Not applicable: Foreign Corporation

--------------------------------------------------------------------------------
(2)  Check the Appropriate Box if a Member                              (a) [ ]
     of a Group*                                                        (b) [x]

--------------------------------------------------------------------------------
(3)  SEC Use Only


--------------------------------------------------------------------------------
(4)  Source of Funds*

     AF

--------------------------------------------------------------------------------
(5) Check box if disclosure of Legal Proceedings is Required
Pursuant to Items 2(d) or 2(e)                                              [ ]

--------------------------------------------------------------------------------
(6)  Citizenship or Place of Organization

     Switzerland

--------------------------------------------------------------------------------
Number of Shares                           (7)  Sole Voting Power
Beneficially Owned                              0 by BB Biotech AG
by Each Reporting
Person With                                -------------------------------------
                                           (8)  Shared Voting Power
                                                2,182,000 by BB Biotech AG
                                                (See Item 5)

                                           -------------------------------------
                                           (9)  Sole Dispositive Power
                                                0 by BB Biotech AG

                                           -------------------------------------
                                           (10) Shared Dispositive Power
                                                2,182,000 by BB Biotech AG
                                                (See Item 5)

--------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person

     2,182,000 shares of common stock, par value of $.01 per share
     (See Item 5)

--------------------------------------------------------------------------------
(12) Check Box if the Aggregate Amount in Row (9)
     Excludes Certain Shares*                                               [ ]

--------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (9)





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
     11.9%

--------------------------------------------------------------------------------
(14) Type of Reporting Person*

     HC, CO

                                EXPLANATORY NOTE

         On February 21, 1997, BB Biotech AG ("BB Biotech"), a Swiss corporation, and Biotech Target S.A., a Panamanian corporation ("Biotech Target") filed a Schedule 13G with the Securities and Exchange Commission to disclose Biotech Target's beneficial ownership of 7.8 percent of the outstanding shares of common stock, $.01 par value per share (the "Common Stock") of Transkaryotic Therapies, Inc., a Delaware corporation ("TKT"). This disclosure statement on Schedule 13D relates to the acquisition of an additional 882,000 shares of Common Stock, for an aggregate consideration of $24,709,575, as disclosed by Exhibit 5 which is attached hereto.

ITEM 1.  SECURITY AND ISSUER

         This statement relates to the Common Stock of TKT. TKT's principal executive offices are located at 195 Albany Street, Cambridge MA 02139.

ITEM 2.  IDENTITY AND BACKGROUND

         This statement is filed jointly by BB Biotech AG and Biotech Target. Biotech Target is a wholly-owned subsidiary of BB Biotech.

         BB Biotech is a holding company incorporated in Switzerland. BB Biotech's business address is Vordergasse 3, 8200 Schaffhausen, CH/Switzerland. BB Biotech invests in companies involved in the development, production, and distribution of pharmaceuticals and other products based on biotechnology. BB Biotech is publicly traded on the Zurich Stock Exchange.

         Biotech Target is a wholly-owned subsidiary of BB Biotech incorporated in the Republic of Panama. Biotech Target's business address is
Swiss Bank Tower, Panama 1, Republic of Panama.   The principal business of
Biotech Target is to invest in companies in the biotechnology sector.

         The name, business address, present principal occupation, and citizenship of each executive officer and director of BB Biotech and Biotech Target are set forth on Appendix A hereto, which is incorporated herein by reference.

         During the last five (5) years, neither BB Biotech nor Biotech Target, nor to the best of their knowledge, any of their executive officers or directors, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         Biotech Target purchased 882,000 shares of Common Stock Common Stock for an aggregate consideration of $24,709,575. Biotech Target used capital to purchase the shares of TKT Common Stock, which, in turn, was working capital supplied by BB Biotech. BB Biotech is publicly traded on the Zurich Stock Exchange, and its shareholders are both private and institutional investors.

ITEM 4.  PURPOSE OF TRANSACTION

         The shares of Common Stock are being held for investment purposes only. However, Biotech Target may, from time to time, either increase or decrease its holdings of the Common Stock, subject to applicable laws and limitations contained in the Agreement. Any such decision will depend, however, on numerous factors, including, without limitation, the market price of shares of the Common Stock, the terms and conditions related to their purchase and sale, the prospects and profitability of TKT, other business and investment alternatives of Biotech Target and general economic and market conditions.

         It is Biotech Target's general policy not to interfere with the management of companies in which it holds portfolio investments. Neither Biotech Target nor BB Biotech have an intention to influence or direct TKT's affairs, modify its corporate structure or interfere with the business decisions of its management. Except as set forth above, neither Biotech Target nor BB Biotech, nor to the best knowledge of such persons, any executive officer or director of either BB Biotech or Biotech Target, has any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of TKT or the disposition of securities of TKT;
(b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving TKT; (c) a sale or transfer or a material amount of assets of TKT; (d) any change in the present board of directors or management of TKT, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of TKT; (f) any other material change in TKT's business or corporate structure; (g) changes in TKT's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of TKT by any person; (h) causing a class of securities of TKT to be delisted from a national securities exchange or to cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association; (i) a class of equity securities of TKT to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934 ("Exchange Act"); or (j) any action similar to any of those enumerated above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a) BB Biotech may be deemed to be the indirect beneficial owner of the 2,182,000 shares of Common Stock held directly by Biotech Target as of September 23, 1997, which represents approximately 18.08% of TKT's outstanding shares of Common Stock. None of the shares of TKT Common Stock held by Biotech Target are directly owned by BB Biotech. To the best knowledge of BB Biotech and Biotech Target, no director or executive officer of BB Biotech or Biotech Target owns any shares of TKT Common Stock.

         (b) The number of shares of TKT Common Stock to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or direct the disposition, is set forth in the cover pages hereof and such information is incorporated herein by reference. BB Biotech, through its ownership of Biotech Target, may be deemed to beneficially own the shares of TKT Common Stock within the meaning of Regulation 13D under the Exchange Act, and may be deemed to share with Biotech Target the power to vote, or direct the vote of, and the power to dispose of or direct the disposition of, the aggregate 2,182,000 shares of TKT Common Stock held by Biotech Target. BB Biotech hereby expressly declares that the filing of this statement shall not be construed as an admission that it is, for purposes of Section 13(d) of the Exchange Act, the beneficial owner of the shares of TKT Common Stock held by Biotech Target.

         (c) A summary of the transactions completed by Biotech Target with respect to the Common Stock of TKT is attached hereto as
                 Exhibit 5.

         (d)     Not applicable.

         (e)     Not applicable.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
         WITH RESPECT TO SECURITIES OF THE ISSUER

         Neither BB Biotech nor Biotech Target nor, to the best of their knowledge, any of the executive officers or directors of either BB Biotech or Biotech Target, is a party to any contract, arrangement, understanding, or relationship (legal or otherwise) with any person with respect to any securities of TKT (including the shares of Common Stock), finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1: Translation of minutes of the October 18, 1995, Board of Directors Meeting of Biotech Target (evidencing a power of attorney in favor of Dr. Andreas Bremer).*

Exhibit 2: Translation of minutes of the January 3, 1997 Board of Directors Meeting of Biotech Target (evidencing a power of attorney in favor of Dr. Anders Hove).*

Exhibit 3: Translation of evidence of a power of attorney in favor of Victor Bischoff and Hans-Joerg Graf on behalf of BB Biotech.**

Exhibit 4: Agreement by and between BB Biotech and Biotech Target with respect to the filing of this disclosure statement.

Exhibit 5: Summary of the transactions completed by Biotech Target with respect to the Common Stock of TKT from April 10, 1997 to September 2, 1997.





----------------

* See Powers of Attorney, attached as Exhibits 1 and 2 to the Schedule 13D related to Alexion Pharmaceuticals, Inc. filed with the Securities and Exchange Commission on September 18, 1997, which Exhibit is incorporated by reference herein.

** See Power of Attorney, attached as an Exhibit 99.E to the Schedule 13D relating to Biogen, Inc. filed with the Securities and Exchange Commission on June 2, 1994, which Exhibit is incorporated by reference herein.

                                  SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                           BB BIOTECH AG

Date: October  16, 1997                    By: /s/ Hans-Joerg Graf
                                               -------------------------
                                           Name: Hans-Joerg Graf

Date: October  16, 1997                    By: /s/ Dr. Victor Bischoff
                                               -------------------------
                                           Name: Dr. Victor Bischoff



                                           BIOTECH TARGET, S.A.

Date: October  16, 1997                    By: /s/ Dr. Andreas Bremer
                                               -------------------------
                                           Name: Dr. Andreas Bremer

Date: October  16, 1997                    By: /s/ Dr. Anders Hove
                                               -------------------------
                                           Name: Dr. Anders Hove

                              APPENDIX A TO ITEM 2


                                                                             PRESENT
NAME AND POSITION                 RESIDENCE OR                               PRINCIPAL
WITH COMPANY                      BUSINESS ADDRESS                           OCCUPATION
------------                      ----------------                           ----------

BB BIOTECH

Dr. Ernst Thomke                  Vordergasse 3,                             Chairman
(Swiss citizen)                   8200 Schaffhausen,                         and Director
                                  CH/Switzerland

Dr. Victor Bischoff               Vordergasse 3,                             Vice-
(Swiss citizen)                   8200 Schaffhausen,                         Chairman
                                  CH/Switzerland                             and Director

Dr. David Baltimore               Rockefeller University                     Professor
(U.S. citizen)                    1239 York Avenue                           and Director
                                  New York, NY 19921

BIOTECH TARGET

Dr. Andreas Bremer                Grafenauweg 4,                             signatory
(German citizen)                  6301 Zug                                   authority
                                  CH/Switzerland

Dr. Anders Hove                   Grafenauweg 4,                             signatory
(Danish citizen)                  6301 Zug                                   authority
                                  CH/Switzerland

Hans-Joerg Graf                   Grafenauweg 4,                             signatory
(Swiss citizen)                   6301 Zug                                   authority
                                  CH/Switzerland

Pablo Javier Espino               Swiss Bank Tower,                          President
(Panamanian citizen)              Panama 1,                                  and Director
                                  Republic of Panama

Adelina M. de Estribi             Swiss Bank Tower,                          Director
(Panamanian citizen)              Panama 1,
                                  Republic of Panama

                                   EXHIBIT 4

                             JOINT FILING AGREEMENT


         We, the undersigned, hereby express our agreement that the attached
Schedule 13D (including all amendments thereto) is filed on behalf of each of the undersigned.

Date:    October  16, 1997

                                       BB BIOTECH AG


                                       By: /s/ Hans-Joerg Graf
                                           --------------------------
                                       Name: Hans-Joerg Graf


                                       By: /s/ Dr. Victor Bischoff
                                           --------------------------
                                       Name: Dr. Victor Bischoff



                                       BIOTECH TARGET, S.A.


                                       By: /s/ Dr. Andreas Bremer
                                           --------------------------
                                       Name: Dr. Andreas Bremer


                                       By: /s/ Dr. Anders Hove
                                           --------------------------
                                       Name: Dr. Anders Hove

                                   EXHIBIT 5

         Summary of the transactions completed by Biotech Target with respect to the Common Stock of TKT from April 10, 1997 to September 2, 1997. Each of the listed transactions, unless otherwise noted, was completed on the open market.



------------------------------------------------------------------------------------------------------------------------------------
                                                                                                                    PERCENT
                       TYPE OF TRANSACTION, NUMBER, CLASS AND PRICE      BENEFICIALLY     TOTAL SHARES              OF OUTSTANDING
         DATE          OF SHARES                                         OWNED SHARES     OUTSTANDING               OWNED
------------------------------------------------------------------------------------------------------------------------------------
  April 10, 1997       Purchase by Biotech                               1,310,000        16,649,460                7.88%
                       Target of 10,000 shares of                        shares of
                       Common Stock at an average price per share of     Common
                       $20.50.                                           Stock
------------------------------------------------------------------------------------------------------------------------------------
  May  2, 1997         Purchase by Biotech                               1,360,000        16,649,460                8.17%
                       Target of 50,000 shares of                        shares of
                       Common Stock at an average price per share of     Common
                       $14.29.                                           Stock
------------------------------------------------------------------------------------------------------------------------------------
  May 7,  1997         Purchase by Biotech                               1,375,000        16,649,460                8.26%
                       Target of 15,000 shares of                        shares of
                       Common Stock at an average price per share of     Common
                       $16.81.                                           Stock
------------------------------------------------------------------------------------------------------------------------------------
  May 8, 1997          Purchase by Biotech                               1,395,000        16,649,460                8.38%
                       Target of 20,000 shares of                        shares of
                       Common Stock at an average price per share of     Common
                       $17.12.                                           Stock
------------------------------------------------------------------------------------------------------------------------------------
  May 13,  1997        Purchase by Biotech                               1,405,000        16,649,460                8.44%
                       Target of 10,000 shares of                        shares of
                       Common Stock at an average price per share of     Common
                       $18.30.                                           Stock
------------------------------------------------------------------------------------------------------------------------------------
  May 12, 1997         Purchase by Biotech                               1,417,000        16,649,460                8.51%
                       Target of 12,500 shares of                        shares of
                       Common Stock at an average price per share of     Common
                       $17.90.                                           Stock
------------------------------------------------------------------------------------------------------------------------------------
  May 16, 1997         Purchase by Biotech                               1,447,500        16,664,400                8.67%
                       Target of 30,000 shares of                        shares of
                       Common Stock at an average price per share of     Common
                       $19.80.                                           Stock
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
                                                                                                                    PERCENT
                       TYPE OF TRANSACTION, NUMBER, CLASS AND PRICE      BENEFICIALLY     TOTAL SHARES              OF OUTSTANDING
         DATE          OF SHARES                                         OWNED SHARES     OUTSTANDING               OWNED
------------------------------------------------------------------------------------------------------------------------------------
  May 27, 1997         Purchase by Biotech                               1,450,000        16,664,400                8.70%
                       Target of 2,500 shares of                         shares of
                       Common Stock at an average price per share of     Common
                       $20.43.                                           Stock
------------------------------------------------------------------------------------------------------------------------------------
  May 28, 1997         Purchase by Biotech                               1,460,000        16,664,400                8.76%
                       Target of 10,000 shares of                        shares of
                       Common Stock at an average price per share of     Common
                       $20.80.                                           Stock
------------------------------------------------------------------------------------------------------------------------------------
  June 11, 1997        Purchase by Biotech                               1,505,000        16,664,400                9.03%
                       Target of 45,000 shares of                        shares of
                       Common Stock at an average price per share of     Common
                       $23.53.                                           Stock
------------------------------------------------------------------------------------------------------------------------------------
  June 12, 1997        Purchase by Biotech                               1,565,000        16,664,400                9.39%
                       Target of 60,000 shares of                        shares of
                       Common Stock at an average price per share of     Common
                       $24.00.                                           Stock
------------------------------------------------------------------------------------------------------------------------------------
  June 18, 1997        Purchase by Biotech                               1,595,000        16,664,400                9.57%
                       Target of 30,000 shares of                        shares of
                       Common Stock at an average price per share of     Common
                       $23.63.                                           Stock
------------------------------------------------------------------------------------------------------------------------------------
  June 20, 1997        Purchase by Biotech                               1,607,500        16,664,400                9.65%
                       Target of 12,500 shares of                        shares of
                       Common Stock at an average price per share of     Common
                       $24.00.                                           Stock
------------------------------------------------------------------------------------------------------------------------------------
  June 23, 1997        Purchase by Biotech                               1,612,500        1,664,400                 9.68%
                       Target of 5000 shares of                          shares of
                       Common Stock at an average price per share of     Common
                       $24.00.                                           Stock
------------------------------------------------------------------------------------------------------------------------------------
  June 27, 1997        Purchase by Biotech                               1,617,000        16,664,400                9.71%
                       Target of 5,000 shares of                         shares of
                       Common Stock at an average price per share of     Common
                       $29.63.                                           Stock
------------------------------------------------------------------------------------------------------------------------------------
  June 30, 1997        Purchase by Biotech                               1,632,500        16,664,400                9.80%
                       Target of 15,000 shares of                        shares of
                       Common Stock at an average price per share of     Common
                       $29.13.                                           Stock
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
                                                                                                                    PERCENT
                       TYPE OF TRANSACTION, NUMBER, CLASS AND PRICE      BENEFICIALLY     TOTAL SHARES              OF OUTSTANDING
         DATE          OF SHARES                                         OWNED SHARES     OUTSTANDING               OWNED
------------------------------------------------------------------------------------------------------------------------------------
  June 30, 1997        Purchase by Biotech                               1,677,500        16,664,400                10.07%
                       Target of 45,000 shares of                        shares of
                       Common Stock at an average price per share of     Common
                       $29.63.                                           Stock
------------------------------------------------------------------------------------------------------------------------------------
  August 4, 1997       Purchase by Biotech                               2,177,500        16,664,400                13.07%
                       Target of 500,000 shares of                       shares of
                       Common Stock at an average price per share of     Common
                       $32.50, pursuant to a private placement.          Stock
------------------------------------------------------------------------------------------------------------------------------------
  September 4, 1997    Purchase by Biotech                               2,180,000        18,395,854                11.90%
                       Target of 2,500 shares of                         shares of
                       Common Stock at an average price per share of     Common
                       $31.00.                                           Stock
------------------------------------------------------------------------------------------------------------------------------------
  September 2, 1997    Purchase by Biotech                               2,182,500        18,395,854                11.86%
                       Target of 2,000 shares of                         shares of
                       Common Stock at an average price per share of     Common
                       $31.00.                                           Stock
------------------------------------------------------------------------------------------------------------------------------------